John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

August 26, 2011

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds II — File No. 333-175937

Registration Statement on Form N-14

Dear Mr. Thompson:

This letter is in response to a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you conveyed to us in a telephone conversation on Wednesday, August 17, 2011, with respect to the registration statement of John Hancock Funds II (the “Trust”) on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of Class A and Class I shares of John Hancock U.S. Equity Fund (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of John Hancock U.S. Core Fund (the “Acquired Fund”), a series of John Hancock Funds III (the “N-14 Registration Statement”). The N-14 Registration Statement was filed with the SEC on August 1, 2011 (Accession No. 0000950123-11-071118).

In response to the comment that we received from the Staff, we hereby respectfully submit the following response. We have, for the Staff’s convenience, summarized below the comment provided by the Staff, followed immediately by the Trust’s response.

Comment. On page one of the proxy statement and prospectus, in the section entitled “Summary Comparisons of Acquired Fund to Acquiring Fund — Comparison of the Funds’ Investment Objectives, Strategies and Policies” (the “Summary Comparisons”) the approximate net assets of the Acquired Fund are shown as $75.9 million, which appears to be inconsistent with the information relating to the Acquired Fund shown on page 22 under the heading “Capitalization.” Please reconcile the apparent inconsistency.

Response. The asset information for the Acquired Fund in the Summary Comparisons represents the total assets of all outstanding shares of the Acquired Fund as of June 30, 2011, comprised of Class A, Class B, Class C, Class I, Class R1, Class R3, Class R4 and Class R5 shares of the Acquired Fund. By contrast, the information shown in the Capitalization table on page 22, which is presented as of May 31, 2011, represents the total assets of only those share classes involved in the Reorganization: Class A, Class B, Class C, Class I, Class R1 and Class R5 — Class R3 and Class R4 shares of the Acquired Fund were liquidated prior to the record date. We also note that the sum of the information presented in the Capitalization table (prior to adjustments to reflect the estimated expenses of the Reorganization) amounts to approximately $77.0 million.

Consequently, any inconsistency between the information presented in the Summary Comparisons and that presented in the Capitalization table is due to the different dates as of which the information is obtained, as well as the fact that Class R3 and Class R4 shares of the Acquired Fund will not participate in the Reorganization. Item 4(b) of Form N-14 requires the registrant to “[f]urnish a tabulation in columnar form showing the existing and the pro forma capitalization.” In general, Item 4 is concerned with the material features of the “transaction,” i.e., the Reorganization. Accordingly, since Class R3 and Class R4 shares of the Acquired Fund will not participate in the Reorganization, information about these share classes is not included in the Capitalization table.

Securities and Exchange Commission

August 26, 2011

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comment:

In connection with the N-14 Registration Statement, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the N-14 Registration Statement; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We note that we also received comments today from the Staff regarding post-effective amendment no. 51 to the Trust’s registration statement on Form N-1A to register Class A and Class I shares of the Fund, which was filed on July 1, 2011 (File Nos. 333-126293 and 811-21779, Accession No. 0000950123-11-063540) (the “N-1A Amendment”). To the extent necessary and appropriate, we will incorporate into the N-14 Registration Statement any changes in disclosure made in response to the Staff’s comments to the N-1A Amendment in a filing of the definitive form of the Fund’s proxy statement and prospectus pursuant to Rule 497 under the Securities Act. If you have any questions, please do not hesitate to contact me at (617) 663-2261.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary
John Hancock Funds II